December 26, 2018

F. Jacob Cherian
Chief Executive Officer
Smaaash Entertainment Inc.
1345 Avenue of the Americas
15th Floor
New York, NY 10105

       Re: Smaaash Entertainment Inc.
           Registration Statement on Form S-1
           Filed December 19, 2018
           File No. 333-228906

Dear Mr. Cherian:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    Benjamin S. Reichel, Esq.